                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 2 - FINAL AMENDMENT

                                 ---------------

                           THERMO ELECTRON CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           THERMO ELECTRON CORPORATION
                                    (OFFEROR)

         UNITS, EACH CONSISTING OF ONE FRACTIONAL SHARE OF COMMON STOCK,
               $1.00 PAR VALUE PER SHARE, AND ONE REDEMPTION RIGHT
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 883624 20 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 with a copy to:

                              Megan N. Gates, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation (1): $7,692,428.25     Amount of Filing Fee (2): $1,538.48
---------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Units to be purchased pursuant to the Offer and (b) the price offered per Unit.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:         $1,538.48
       Form or Registration No.:       Schedule TO
       Filing Party:                   Thermo Electron Corporation
       Date Filed:                     March 22, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       / /    third-party tender offer subject to Rule 14d-1.

       /X/    issuer tender offer subject to Rule 13e-4.

       /X/    going-private transaction subject to Rule 13e-3.

       / /    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

       This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2001, as amended on April 25, 2001 (as amended, the "Schedule TO"), relating to the obligation of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to redeem up to 379,873 Units, each consisting of 0.132 share of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), and one redemption right (the "Redemption Rights", and, together with the fractional share of Common Stock, the "Units") from holders of the Units. Thermo Electron assumed the obligations under the Units in connection with the merger of Thermo Electron's formerly publicly-traded, majority-owned subsidiary, ThermoLase Corporation ("ThermoLase"), with Thermo Electron (the "Merger"). The Merger was effected on August 14, 2000 pursuant to an Agreement and Plan of Merger by and among Thermo Electron, ThermoLase and ThermoLase Acquisition Corporation, dated as of December 14, 1999. In the Merger, each share of ThermoLase common stock (other than shares held by Thermo Electron and ThermoTrex Corporation, which was the immediate parent corporation of ThermoLase) was exchanged for 0.132 share of Thermo Electron's Common Stock. In addition, each Unit, which when originally issued by ThermoLase consisted of one share of ThermoLase common stock and the right to require ThermoLase to redeem such share for $20.25 in cash during the month of April 2001, became 0.132 share of Thermo Electron's Common Stock and the right to require Thermo Electron to redeem the Unit for $20.25 in cash (the "Redemption Price") during the month of April 2001. This Amendment No. 2 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 13.

       Items 1 through 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

       The Redemption Period expired at 5:00 p.m., New York City time, on April 30, 2001. A total of 370,848 Units were surrendered for redemption during the Redemption Period.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         THERMO ELECTRON CORPORATION



                                         By: /s/ Kenneth J. Apicerno
                                            ------------------------------------
                                            Kenneth J. Apicerno
                                            Treasurer


Date: May 3, 2001